SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. __________ )(1)

ARC Wireless Solutions, Inc.
(Name of Issuer)

Common Stock, $0.0005 Par Value
(Title of Class of Securities)

03878k207
(CUSIP Number)

Brean Murray Carret Group Inc.
40 West 57th Street, 20th Floor
New York, New York 10019
(212) 231-3900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2010
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 9 Pages)

__________
(1)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03878k207	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

Brean Murray Carret Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
	7	SOLE VOTING POWER

NUMBER OF		678,892
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		678,892
WITH	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

678,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.96%
14	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03878k207	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

Phyllis Quasha
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia
	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		678,892
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER

		678,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

678,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.96%
14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03878k207	13D	Page 4 of 7 Pages

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates  is common stock, $0.0005 par value (the “Common Stock”), of ARC Wireless Solutions, Inc. (the “Issuer”), whose principal executive offices are located at 6330 North Washington Street, Denver, CO 80216.

Item 2.	Identity and Background.

This statement on Schedule 13D (the "Statement") is being jointly filed by each of the following persons (being herein collectively referred to as the "Reporting Persons") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the Common Stock: Brean Murray Carret Group Inc., a British Virgin Islands company ("Brean");and Phyllis Quasha ("Quasha").
The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1) of the Act.

The Reporting Persons are filing this Statement because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Act, with respect to the transaction described in Item 4 of this Statement. Except as expressly otherwise set forth in this Statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

Vicali Services (BVI) Inc.,a British Virgin Islands company ("Vicali"), is the sole director of Brean, and Susan V. Demers,a United States citizen ("Demers"), and Andrea J. Douglas, a citizen of New Zealand ("Douglas"), are the directors of Vicali.  Phyllia Quasha, an Australian citizen, owns all of the capital stock of Brean, as such, is in a position, indirectly, to determine the investmetn and voting positions made by Brean.

The principal business address and principal business or occupation of each Reporting Person is as follows:

Name and Business Address	Principal Business or Occupation

Brean Murray Carret Group Inc.	Investment holding company
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

Phyllis Quasha	Retired
Lyford Suites
Suite 12
Lyford Cay Club
Nassau, New Providence
The Bahamas

Vicali Services (BVI) Inc.	Company administration
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

Susan V. Demers	Attorney
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

Andrea J. Douglas	Accountant
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

CUSIP No. 03878k207	13D	Page 5 of 7 Pages

During the past five years, no Reporting Person and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in Item 5(c) below, Brean Murray purchased 79,403 shares of Common Stock for an aggregate purchase price of $211,075 and financed the purchase through cash on hand.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock of the Issuer for general investment purposes. The Reporting Persons will continuously evaluate their ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, including the availability of other investment opportunities, each Reporting Person may from time to time acquire additional shares of Common Stock that such Reporting Person now owns or may hereafter acquire.

Without limitation of the foregoing (and consistent with their investment purpose), the Reporting Persons will continue to consider alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions, in addition to that discussed above, may include making recommendations to members of management concerning various business strategies, acquisitions, policies, seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, significant equity investment, exchange offer or otherwise, or such other actions as the Reporting Persons may deem appropriate.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to be a group according to the rules under the Act, and as such a group, may be deemed to beneficially own an aggregate of 678,892 shares of Common Stock as of October 29, 2010, which was approximatelty 21.96% of the outstanding Common Stock on such date (all computations of the percentage of Common Stock set forth herein are based on a total of 3,091,000 shares of Common Stock outstanding as of August 1, 2010 as reported in the Issuer's 10-Q statement, as filed with the Securities and Exchange COmmission on August 12, 2010). As of October 29, 2010, each Reporting Person beneficially owns the following number of shares of Common Stock:

CUSIP No. 03878k207	13D	Page 6 of 7 Pages

Name of Filing Person	Shares Beneficially Owned	Percent of Outstanding

Brean Murray Carret Group Inc.	678,892	21.96%

Phyllis Quasha	678,892	21.96%

(b) Brean is deemed solely to have the power to vote or to direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by Brean. Because of their relationship to Brean as identified in Item 2 above, each of Quasha, Vicali, Demers and Douglas share voting and dispositive power with regard to the Common Stock owned by Brean and, therefore, may be deemed to have indirect beneficial ownership of the Common Stock owned by Brean.

(c) The following transactions were effective by the identified parties during the 120 days preceding the date of filing of this Schedule 13d:

Reporting Person	Date	Buy/Sell	Number of Shares	Price Per Share
Brean Murray	11-May	Buy	5,486 shares	$ 2.72
Brean Murray	25-May	Buy	10,400 shares	$ 2.71
Brean Murray	21-Jun	Buy	2,610 shares	$ 2.77
Brean Murray	30-Jun	Buy	5,900 shares	$ 2.78
Brean Murray	29-Jul	Buy	4,709 shares	$ 2.75
Brean Murray	17-Aug	Buy	5,212 shares	$ 2.56
Brean Murray	24-Aug	Buy	8,770 shares	$ 2.56
Brean Murray	31-Aug	Buy	12,968 shares	$ 2.65
Brean Murray	7-Sep	Buy	6,539 shares	$ 2.65
Brean Murray	13-Sep	Buy	6,715 shares	$ 2.64
Brean Murray	15-Sep	Buy	5,644 shares	$ 2.66
Brean Murray	20-Sep	Buy	4,400 shares	$ 2.51
Brean Murray	24-Sep	Buy	7,847 shares	$ 2.64
Brean Murray	7-Oct	Buy	7,785 shares	$ 2.64
Brean Murray	22-Oct	Buy	7,588 shares	$ 2.80

The transactions listed above relating to Brean were effected on the NASDAQ Capital Market.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Jason Young, an executive officer of the Issuer and representative of Brean, has been appointed by the Reporting Persons to effect the purposes described in Item 4 above. The Reporting Persons may grant Mr.Young proxies to vote the Common Stock held by each Reporting Person in the event a meeting is held as contemplated in Item 4.

Except as described herein, none of the Reporting Persons, and none of the executive officers or directors of the Reporting Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurence of which would give another person voting or vestment power over securities of the Issuer.

CUSIP No. 03878k207	13D	Page 7 of 7 Pages

Item 7.	Material to be Filed as Exhibits.

Joint Filing Agreement, dated October 29, 2010.

SIGNATURE

After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

October 29, 2010

BREAN MURRAY CARRET GROUP INC.
By:	Vicali Services (BVI) Inc.

Its Director

By:
Name:	Susan V. Demers
Title:	Director

Phyllis Quasha